1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Associate General Counsel Legal	T 214.812.6038 F 214.812.4072 awright@energyfutureholdings.com

May 16, 2012

BY EDGAR AND FACSIMILE

Mr. James Allegretto

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Future Holdings Corp.
Form 10-K for the Year Ended December 31, 2011 (“2011 10-K”) Filed February 21, 2012 File No. 1-12833

Ladies and Gentlemen:

Transmitted herewith are the responses of Energy Future Holdings Corp. (the “Company”) to the comments made in your letter dated May 4, 2012 to Paul M. Keglevic. Your comments and our responses thereto are set forth below.

Form 10-K for the Year Ended December 31, 2011

Financial Statements and Supplementary Data, page 107

Notes to Consolidated Financial Statements, page 114

Note 4. Cross-State Pollution Rule Issued by the EPA, page 123

1.

Please explain to us the mechanics by which the emissions allowance limitations under the CSAPR resulted in you having excess sulfur dioxide emission allowances versus prior to the rule. We assume that prior to the rule issuance, your emission allowances were deemed not impaired, even though the fair value was significantly below their carrying value, as you believed it was probable that such emission allowances would be utilized in generation activities hence they

Mr. James Allegretto

Securities and Exchange Commission

May 16, 2012

were aggregated with generation assets in determining impairment for long-lived assets. If our understanding of your disclosure is incorrect, please clarify. If our understanding is correct, tell us how the cash flows from the allowances and generation assets represent the lowest level of identifiable cash flows under GAAP. Our understanding is that such allowances have a ready market and could be viewed as a separate and distinct cash flow independent of generation assets cash flows.

Response:

The sulfur dioxide (SO2) emissions allowances held by us in 2007 were valued and recorded as intangible assets in purchase accounting. Approximately 7.7 million SO2 allowances (approximately 257 thousand annually through 2037) had been granted to us in connection with federal acid rain legislation and were considered to be held for use by our generation plants in order to operate in compliance with environmental regulations. Accordingly, we aggregated SO2 allowances with generation assets in testing for impairment of long-lived assets. We believe this grouping is consistent with ASC 360-10-35-23, which states “For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” We viewed the emissions allowances and generation plants as interdependent because the plants could not operate and be in compliance with environmental rules without the allowances.

The CSAPR, as issued in July 2011, required lower SO2 emissions from our generation plants. In order to comply with these requirements, we would have had to install additional environmental equipment at our plants. The CSAPR also granted new SO2 emission allowances to us, but under the rule the number of these emission allowances that we could use was effectively capped at approximately 79 thousand annually. After installing the additional environmental equipment at our generation plants, we would no longer need as many federal acid rain allowances to operate the plants and be in compliance with the federal acid rain rules, which are still in effect. Under the CSAPR and the federal acid rain rules, for every ton of SO2 emitted from our generation plants, one CSAPR and one federal acid rain emission allowance would be retired. Consequently, we would have approximately 178 thousand (257 less 79) excess annual federal acid rain emission allowances. The excess federal acid rain emission allowances totaled approximately 4.6 million for all years (through 2037) and were evaluated for recoverability on a stand-alone basis, i.e. independent from the generation plants. As discussed in Note 4 to the Financial Statements in our 2011 Form 10-K, the market values of the federal acid rain allowances were deemed to be de minimis in consideration of market conditions after the CSAPR issuance. Accordingly, we recorded an impairment charge of $418 million related to these allowances in the third quarter of 2011.

Mr. James Allegretto

Securities and Exchange Commission

May 16, 2012

Goodwill and Identifiable Intangible Assets, page 124

2.	We note that your annual goodwill impairment test date is December 1. In preparing for your December 1, 2011 goodwill impairment test, you considered the decline in natural gas prices in the fourth quarter of 2011; including the fact that the decline continued through the end of 2011. Accordingly, you performed your goodwill impairment test as of December 31, 2011. Please clarify whether you preformed your goodwill impairment test on December 1 and again on December 31, or, whether you only performed the test on December 31. If you only performed the impairment test on December 31, please tell us how you are in compliance with ASC 350-20-35-28 which indicates that goodwill shall be tested for impairment on an annual basis and between annual tests in certain circumstances. You also state that “The EPA’s issuance of the CSAPR in the third quarter 2011 triggered an impairment test of the carrying value of the Competitive Electric segment’s goodwill.” We assume this means that you also performed an impairment test sometime in July 2011. If otherwise, please explain. Finally, tell us whether any additional goodwill impairment tests were performed during 2011 and if so, the results of the test(s).

Response:

We performed one goodwill impairment test in the fourth quarter of 2011, which was our annual test in accordance with our policy of a December 1 test date. However, we considered whether certain known subsequent events should be taken into account in performing the December 1 test. Consistent with the principles of ASC 820-10-35, we determined it appropriate to incorporate market observable data that would provide better evidence of fair value as of the measurement date than the original models. Specifically, forward natural gas prices had been declining during 2011, but the decline was accelerating significantly in the fourth quarter of 2011. Wholesale electricity prices in the ERCOT market generally move with the price of natural gas, and forward electricity prices are a key assumption in our cash flow projections, as used for both enterprise value and generation plant fair value determinations. Our concern was that if we did not update electricity price assumptions, we could be in a position of not having appropriately evaluated goodwill because of the effect of outdated forward natural gas prices on our models. Further, we noted that a market participant would take into account the effect of falling natural gas prices in estimating enterprise value. We were not aware of any other significant events or changes in our business or market conditions between December 1 and year-end.

Mr. James Allegretto

Securities and Exchange Commission

May 16, 2012

Accordingly, the decision was made to update the cash flow projections used in our December 1 testing to reflect lower forward natural gas prices as of December 31, 2011. The impairment test using the updated projections did not result in a goodwill impairment. Therefore, we concluded that using the higher December 1 forward prices would not have resulted in an impairment. For practical purposes, we instructed our outside valuation specialist to issue their report as of December 31, 2011.

As discussed in Note 5 to the Financial Statements in our 2011 Form 10-K, the issuance of the CSAPR triggered an impairment test, the results of which indicated no impairment of goodwill. The test was performed as of July 31, 2011. Two goodwill impairment tests were performed in 2011: the test triggered by the issuance of the CSAPR and the annual test.

3.	Please provide us with your goodwill impairment test as of December 31, 2011. In doing so, please provide the following:

•	Please provide your step one fair value analysis that summarizes the carrying value of the competitive electric segment exceeding its estimated enterprise value by approximately 20%.

Response:

As discussed, we will provide the analysis to the Staff on a supplemental basis.

•

Provide your detailed competitive electric segment enterprise value calculation. In doing so, provide a narrative discussion describing your methodology for determining the electric segment enterprise value. Please also list out your significant assumptions and judgments and support those assumptions with data and supporting analysis, and/or provide a discussion that substantiates the estimates used. Please be detailed in your response.

Response:

As discussed, we will provide the detailed competitive electric segment enterprise value calculation, as prepared by our outside valuation specialist, on a supplemental basis. Also see the response below (bullet 4) regarding significant assumptions.

•

In connection with the preceding, please show us in detail how you computed the discount rate applied to internally developed cash flows of 9.5%. Specifically tell us how you factored the effective yield to maturity of the existing debt structure of competitive electric in your discount rate.

Mr. James Allegretto

Securities and Exchange Commission

May 16, 2012

Response:

The discount rate applied to internally developed cash flows is intended to represent a risk-adjusted rate of return that a market participant would employ in estimating the debt-free enterprise value of our business in today’s economic environment. The effective yield to maturity of the existing debt structure of our competitive electric business would not be relevant in a market participant’s determination of the discount rate. The detail of the computation of the discount rate is included in the report prepared by our outside valuation specialist, which we will provide to the Staff on a supplemental basis in response to the immediately prior question (specifically page 9 and Exhibit 4.0, page 46).

•

To the extent practicable when providing your cash flow projections, please support your significant assumptions with historical figures or trends or a qualitative narrative that substantiates your estimates.

Response:

The cash flow projections, as provided in the supplemental information, are driven by several assumptions, all of which are consistent with internal planning forecasts used by management. The assumptions that drive the cash flows are forward wholesale electricity prices, megawatt hours generated, capital expenditures, fuel expense, operations and maintenance costs, retail prices and sales volume.

Forward electricity prices are forecast using two different pricing methods. The first three years of electricity prices are based on market observable prices that are corroborated by utilizing quotes from multiple independent brokers who participate in the ERCOT wholesale market. While broker quotes are available beyond three years, market liquidity is insufficient for forecasting purposes. Consequently, electricity prices for the remaining years are forecast based on a fundamental pricing model that is built on the concept that the wholesale electricity market will achieve a balance of supply and demand, including an appropriate reserve margin as set by ERCOT, such that the realized wholesale electricity prices provide a recovery of fixed and variable operating costs as well as an economic return required to incent new generation assets to be built.

The megawatt hours generated forecast is based on a proprietary dispatch model that incorporates projected demand, individual unit operating characteristics and costs to determine expected generation by unit. We compare the generation projections to historical performance to ensure reasonableness.

Mr. James Allegretto

Securities and Exchange Commission

May 16, 2012

Capital expenditures fall into three major categories. Maintenance capital expenditures are forecast based on historical experience for a desired level of generation reliability. Environmental related capital expenditures are forecast based on the known and forecast environmental regulations. Mining related capital expenditures relate to existing mines and new mine development and are driven by the overall fuel plan that is necessary to supply the fuel to support forecast generation. The forecast of capital expenditures is reviewed to ensure that the invested capital will produce an appropriate long-term economic return.

Fuel costs consist predominantly of three items: (i) costs of mining lignite coal consumed by our generation plants; (ii) cost of coal purchased to provide additional fuel required above the lignite that is available or capable to be mined; and, (iii) transportation costs related to (i) and (ii) (primarily reflective of the expected costs of diesel fuel). Fuel cost forecasts assume escalation of costs based on historical trends, future expectations, varying contract terms and the expected costs of emissions allowances.

Operations and maintenance costs are forecast based on a mix of historical costs for a desired level of generation reliability adjusted for known differences in contractual terms, labor cost expectations, known and potential environmental regulations requirements and the expected megawatt hours to be generated by unit.

Retail prices and sales volumes are forecast based on several factors, including: 1) current customers under contract, 2) forecasted customer acquisitions and losses driven by a mix of historical trends and current market conditions, and 3) an expectation that markets over the long term will maintain a balance to achieve appropriate risk adjusted returns.

•

Please provide the step 2 analysis detailing out the assumed fair value adjustments to identifiable assets and liabilities. Please highlight adjustments that differ from the fair value as determined by the purchase price allocation in 2007 and explain the reason(s), along with quantification, of any adjustment that reduces an asset or increases a liability.

Response:

As discussed, we will provide this information on a supplemental basis. The information will include the calculation of implied goodwill, the step 2 detailed fair value computations, which are included in the report prepared by our outside valuation specialist with our participation, and a comparison of step 2 fair values used in the most recent test to the fair values used in the 2007 purchase price allocation, with explanations of significant differences. Step 2 fair values reflect significant declines since 2007 driven by the effect of lower wholesale electricity prices on the values of our generation assets.

Mr. James Allegretto

Securities and Exchange Commission

May 16, 2012

4.	If the carrying value of your property, plant and equipment or intangible assets are greater than the fair value of those assets determined in step 2 of your goodwill analysis, tell us whether you considered this event as requiring an analysis of impairment. If so, tell us how you considered the impairment of those assets under ASC 360-10-35. We would consider a decrease in the market value of your property, plant and equipment an event under ASC 360-10-35-21. If an impairment test was performed, please provide us with your cash flow analysis and conclusions.

Response:

The carrying value of our property, plant and equipment exceeded the fair value of those assets as determined in step 2 of our goodwill impairment testing. We considered the impairment of those assets under ASC 360-10-35. Specifically, we compared the undiscounted pre-tax projected cash flows of our coal and nuclear-fueled generation assets to their carrying values and determined that the cash flows exceeded the carrying values. As discussed, we will provide the summarized analysis to the Staff on a supplemental basis.

5.	Please tell us whether you used an outside valuation specialist to determine the fair value of your competitive electric segment. If so, please provide their report or a summarization.

Response:

Yes, we used an outside valuation specialist to assist us in determining the fair value of our competitive electric segment. As discussed, we will provide that analysis to the Staff on a supplemental basis.

6.	Please tell us how you evaluate impairment for your trade name indefinite-lived intangible asset. In this regard, please specifically explain how you determine fair market value.

Response:

Impairment testing of our trade name indefinite-lived intangible asset is performed at least annually as of December 1. The trade name intangible asset was determined to not be impaired. Consistent with the computation of trade name fair value performed for purposes of purchase accounting in 2007, a “relief from royalty” discounted cash flow valuation methodology was employed to estimate the value of the trade name intangible asset at December 1, 2011. The detailed calculation of fair market value of this intangible asset is included in the report prepared by our outside valuation specialist, which we will provide to the Staff on a supplemental basis (specifically pages 34 and 35 and Exhibit C.4, page 168).

Mr. James Allegretto

Securities and Exchange Commission

May 16, 2012

7.	Please tell us how you think the February 2012 EPA Final Revisions and Direct Final Rule revising certain aspects of the CSAPR, and, the actions of the D.C. Circuit Court will impact future goodwill impairment tests. If possible, please quantify the effects they will have on your impairment tests. If you cannot quantify the amounts, tell us the anticipated impact, positive or negative, it will have on your impairment tests and the rationale for your belief.

Response:

Since we cannot predict the outcome of the litigation pending in the D.C. Circuit Court relating to the CSAPR, we cannot quantify the effects that the February 2012 EPA Final Revisions, the Direct Final Rule or the D.C. Circuit Court’s ruling will have on future goodwill impairment tests. However, we anticipate that any decision by the D.C. Circuit Court (along with the February 2012 EPA Final Revisions and the Direct Final Rule, if they become effective) would have a relatively modest effect, if any, on the results of our goodwill impairment testing. Our rationale is that the cost of compliance with environmental rules affects both the enterprise value of our competitive electric segment and the fair values of our fossil-fueled generation plants, thus mitigating the effect on the calculation of implied goodwill. Further, as both the February 2012 EPA Final Revisions and the Direct Final Rule reflect higher emissions limits, compliance costs would be lower and thus the likelihood of a goodwill impairment would be reduced.

Note 10 Short Term Borrowings and Long-Term Debt, page 134

8.	Please confirm that the guarantees on the TCEH Senior Secured Notes are full as well as unconditional guarantees. If other than full, please explain.

Response:

The TCEH Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by EFCH and each subsidiary of TCEH that guarantees the TCEH Senior Secured Facilities. We will add the word “fully” to future disclosures regarding the guarantees of these notes.

Mr. James Allegretto

Securities and Exchange Commission

May 16, 2012

9.	Please show us the gain computation on the exchange of EFH Corp Debt of $25 million. Please also show us how the exchange qualified as an extinguishment of debt.

Response:

The exchange of $406 million principal amount of EFIH 11% Senior Secured Second Lien Notes for $428 million principal amount of EFH Corp. (parent company) debt securities was recorded as an extinguishment of debt in accordance with ASC 470-50-40. Per that guidance, an exchange of debt instruments between a debtor and a creditor is deemed to be an extinguishment of debt, with recognition of gain or loss, when the present value of the cash flows under the terms of the new debt instrument differs by at least ten percent from the present value of the remaining cash flows under the terms of the original instrument.

As discussed, we will provide the detailed calculation of the relative present values of cash flows for the exchanged securities and the amount of the gain to the Staff on a supplemental basis. The exchange with all creditors resulted in an approximate 11.5% difference in present values of cash flows. On an individual creditor basis, the difference in present values of cash flows exceeded ten percent in each case. The $25 million gain represents the difference between the principal amount of debt acquired in the exchange, net of related unamortized debt issuance costs and discounts, and the fair value (equal to principal amount) of debt issued.

Several of the responses above refer to materials that will be provided supplementally to the Staff. We provide this information pursuant to Rule 12b-4 of the Securities Exchange Act of 1934. In accordance with Rule 12b-4, we request that this information be returned to us upon the conclusion of your review. A self-addressed stamped envelope is enclosed for the return of the information.

As requested, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the 2011 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2011 10-K; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Mr. James Allegretto

Securities and Exchange Commission

May 16, 2012

We would be grateful if the staff would direct all questions with respect to our responses to me at (214) 812-6038.

Very truly yours,

/s/ Andrew M. Wright

Andrew M. Wright

Vice President & Associate General Counsel

cc:	Paul M. Keglevic (EFH CFO)

Stanley Szlauderbach (EFH CAO)